CUSIP 693366205	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. __)

Pico Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

693366205
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 693366205	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amundi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,058,991
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,058,991
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,991 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) HC

CUSIP 693366205	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amundi Asset Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,058,991
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,058,991
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,991 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) FI

CUSIP 693366205	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KBI Global Investors Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,058,991
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,058,991
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,991 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) FI

CUSIP 693366205	Page 5 of 10 Pages

Item 1(a).	Name of Issuer: Pico Holdings, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 13515 Yarmouth Dr Pickerington, OH 43147
Item 2(a).	Name of Person(s) Filing: Amundi Amundi Asset Management KBI Global Investors Ltd
Item 2(b).
Address of Principal Business Office or, if None, Residence:

Amundi
91 - 93 boulevard Pasteur
75015 Paris, France

Amundi Asset Management
90 boulevard Pasteur
75015 Paris, France

KBI Global Investors Ltd
3rd Floor, 2 Harbourmaster Place
IFSC Dublin 1, Ireland

Item 2(c).	Citizenship: Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France. KBI Global Investors Ltd is organized under the laws of the Republic of Ireland.
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share
Item 2(e).	CUSIP Number: 693366205
Item 3.
If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)       ☐       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)       ☐       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       ☐       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)       ☐       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)       ☐       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)       ☐       An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)       ☐       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)       ☐       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)       ☐       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j)       ☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(j)       ☐       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Amundi is a holding company organized under the laws of France as a société anonyme.
Amundi Asset Management is an investment company organized under the laws of Frances as a société anonyme.
KBI Global Investors Ltd is an asset manager organized under the laws of Ireland.

CUSIP 693366205	Page 6 of 10 Pages

Item 4.	Ownership: Amundi is an affiliate of Credit Agricole S.A., a French bank, which holds 73.86% of the stock of Amundi. Amundi Asset Management is a wholly-owned subsidiary of Amundi.
(a) Amount beneficially owned: See item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.
Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable
Item 9.	Notice of Dissolution of Group: Not Applicable

CUSIP 693366205	Page 7 of 10 Pages

Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 13th day of February, 2017.

Amundi

By:	/s/ Bernard Carayon
By: Bernard Carayon
Title: Executive Director

Amundi Asset Management

By:	/s/ Thierry Bensoussan
By: Thierry Bensoussan
Title: Head of International, Commercialization and Corporate Affairs

CUSIP 693366205	Page 8 of 10 Pages

KBI Global Investors Ltd

By:	/s/ Noel O'Halloran
By: Noel O'Halloran
Title: Chief Investment Officer

CUSIP 693366205	Page 9 of 10 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of Common Stock, $0.001 Par Value Per Share of Pico Holdings, Inc. that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 13th day of February, 2017.

Amundi

By:	/s/ Bernard Carayon
By: Bernard Carayon
Title: Executive Director

Amundi Asset Management

By:	/s/ Thierry Bensoussan
By: Thierry Bensoussan
Title: Head of International, Commercialization and Corporate Affairs

CUSIP 693366205	Page 10 of 10 Pages

KBI Global Investors Ltd

By:	/s/ Noel O'Halloran
By: Noel O'Halloran
Title: Chief Investment Officer